Exhibit 99.3

ASML Announces Exercise of Over-Allotment Option by Underwriters

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

Veldhoven, the Netherlands, May 8, 2003 - ASML Holding N.V. (ASML) announces that the underwriters of its EUR 330 million offering of Convertible Subordinated Notes due 2010, that priced earlier today, have today exercised in full their right to purchase up to EUR 50 million additional principal amount of notes to cover over-allotments in connection with the offering.

In connection with this offering, the lead manager may over-allot or effect transactions on Euronext Amsterdam, Nasdaq or in the over-the-counter market which stabilize or maintain the market price of the Notes or the shares into which the Notes are convertible at a level which might not otherwise prevail on those markets for a limited period. However, there may be no obligation on the lead manager to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

This document does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The notes will not be registered under the U.S. Securities Act of 1933 and may not be sold or offered within the United States except pursuant to an exemption from the registration requirements under that Act.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Doug Marsh - US Institutional Investor Relations - +1.480.383.4006 - Tempe, Arizona, US
Craig DeYoung - Investor Relations - +31.40.268.3938 - Veldhoven, the
Netherlands